UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  February 15, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                                    Press Release dated February 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 15, 2013	By:	/s/”Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Reports 2012 Results

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Fourth quarter earnings were $146 million; earnings for the full year were $610 million

•                  Fourth quarter adjusted earnings were $0.42 per common share, or $327 million

•                  Full year adjusted earnings were $1.62 per common share, an 11% increase over 2011

•                  Enbridge plans to invest $6.2 billion in the Light Oil Market Access Program, a collection of projects anticipated to expand access to markets for growing volumes of North Dakota and western Canada light oil

•                  Enbridge announced the expansion of its Canadian Mainline system between Edmonton and Hardisty, Alberta at an approximate cost of $1.8 billion

•                  Enbridge and Energy Transfer Partners, L.P. agreed to the principal terms for joint development of a project to provide access to the eastern Gulf Coast refinery market

•                  Enbridge plans a further expansion of its mainline system between Hardisty, Alberta and Superior, Wisconsin, at an estimated cost of $0.6 billion

•                  Enbridge secured a 50% interest in development of the 150-MW Massif du Sud Wind Project with an expected investment of $0.2 billion, bringing interests in renewable and alternative energy capacity to more than 1,300 MW

•                  Enbridge to develop US$0.1 billion Heidelberg Lateral Pipeline in deep water Gulf of Mexico

•                  Guidance for 2013 adjusted earnings is $1.74 to $1.90 per common share

•                  The quarterly dividend increased by 12% to $0.315 per common share effective March 1, 2013

•                  An impairment charge of $105 million, net of tax, related to certain Offshore assets was recorded in the fourth quarter

CALGARY, ALBERTA – February 15, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) – “Enbridge finished 2012 with a solid fourth quarter and full year results that again achieved our guidance for the year,” said Al Monaco, President and Chief Executive Officer. “For the three months ended December 31, 2012 adjusted earnings totaled $327 million, or $0.42 per common share. This brings our full year 2012 adjusted earnings to $1,249 million, or $1.62 per common share, an 11% year-over-year increase. This increase is particularly noteworthy in light of the significant prefunding which we completed in the year for future growth projects.”

Operations

Enbridge’s strong performance in 2012 reflects a stable and diversified mix of operating businesses. Liquids Pipelines delivered record earnings, largely on the strength of a full year operating under the mainline Competitive Tolling Settlement (CTS), with both increased volumes and tolls. Liquids Pipelines also benefited from higher volumes on the Spearhead Pipeline and from the Seaway Crude Pipeline System (Seaway Pipeline) initial reversal phase which commenced mid-year. The Gas Distribution business delivered its usual steady contribution under the final year of Enbridge Gas Distribution’s (EGD) five year incentive tolling regime, with incentive earnings more than offsetting the new regulations affecting Enbridge Gas New Brunswick (EGNB).

Forward-Looking Information

This news release contains forward-looking information. Significant related assumptions and risk factors are described under the Forward-Looking Information section of this news release.

Within Gas Pipelines, Processing and Energy Services, the United States portion of Alliance Pipeline and Vector Pipeline delivered steady results consistent with their regulatory and contractual business model. Enbridge Offshore Pipelines (Offshore) stabilized at a small loss. The Aux Sable natural gas processing plant benefited from favourable natural gas liquids (NGL) prices locked in during the prior year, while Energy Services had a good year as a result of the arbitrage opportunities provided by wide location and crude grade differentials, though not to the same extent as the prior year. Within Sponsored Investments, the contribution from Enbridge Income Fund (the Fund) increased significantly as a result of the drop down of $1.2 billion of renewable assets in late 2011, more than offsetting a decrease from Enbridge Energy Partners, L.P. (EEP). The performance of EEP’s liquids pipelines assets benefited from higher volumes and tolls but its gathering and processing assets experienced lower natural gas and NGL prices.

2012 earnings reflected changes in unrealized mark-to-market accounting impacts related to the comprehensive long-term economic hedging program Enbridge has in place to mitigate exposures to interest rate variability and foreign exchange, as well as commodity prices. The Company believes that the hedging program supports the generation of reliable cash flows and dividend growth.

Enbridge’s strong and stable growth enabled the Company to announce a 12% increase in its common share dividend in December 2012.

Mr. Monaco commented, “The safety, reliability and environmental sustainability of our operations are our top priority. Our Operational Risk Management Plan is designed to position Enbridge as the industry leader on a number of important fronts. To that end, we continue to implement enhancements in key operational areas such as pipeline integrity, control centre operation, leak detection capability, environmental protection and response. Since 2011, we have conducted what we believe has been the most extensive integrity management program in the history of the North American pipeline industry. We also attach the greatest importance to the health and safety of our employees. During 2012, we had no serious injuries and in every business unit our safety record compares favourably to the industry.”

Mr. Monaco cited Enbridge’s Neutral Footprint plan as another example of how the Company is delivering on its commitment to its stakeholders. “Our Neutral Footprint plan is designed to counteract the Company’s environmental impact where it is felt most: on the trees we remove to build our facilities, the natural habitat we disturb, and the impacts associated with the electricity we buy to power our operations. At year-end 2012, Enbridge has planted close to 100% of the trees it has removed, conserved many times over the number of acres we have disturbed and has the capacity to generate renewable energy well in excess of our forecasted growth in power consumption from operations. We report our progress quarterly on our website.

“Our commitment to sustainability resulted in Enbridge being recognized in January 2013 as one of the Global 100 Most Sustainable Corporations in the World for the fifth year in a row,” said Mr. Monaco. “We are honoured to be one of ten Canadian companies acknowledged to be leaders in their ability to deal with key social and environmental factors while delivering the best returns for their shareholders.”

New Capital Initiatives

Earlier today, Enbridge announced an agreement with Energy Transfer Partners, L.P. (Energy Transfer) for joint development of the first pipeline transportation option for transportation of crude oil to the eastern Gulf Coast from the United States midwest. The project will involve the conversion of one of three pipelines of the existing Trunkline system, currently 100% owned by Energy Transfer, from natural gas transmission service to crude oil service, and is subject to approval by the Federal Energy Regulatory Commission (FERC) of the removal of the one line from gas service.

“The Gulf Coast is one of the largest refinery centres in the world, and the eastern Gulf market makes up more than a third of that capacity at over three million barrels per day,” said Mr. Monaco. “It is both a heavy and a light crude oil market where barrels receive premium pricing. Up until now, this market has not been directly accessible to western Canadian and Bakken crude producers. As the project takes advantage of existing pipe in the ground, we can get it flowing to market sooner, and at a lower cost, than a new build.”

In Liquids Pipelines, growth initiatives will continue to be driven by producers’ needs for greater capacity and access to new markets and refiners’ needs for secure, reliable and cost-competitive supply. Over the fourth quarter of 2012 and into January 2013, Enbridge announced investments in more than $9 billion of new commercially secured expansion projects as well as progress in advancing previously announced projects across the Company’s three broad market access initiatives: Eastern Access, Gulf Coast Access and Light Oil Market Access.

“Anticipating the infrastructure needs of energy producers and consumers – and developing strategies to meet those needs – is central to our business,” said Mr. Monaco. “Western Canadian and United States north western crude oil production is facing significant market access constraints. As a result, price discounting of this oil production relative to global pricing continues to be a major industry concern.

Enbridge’s market access strategies are responses to rapidly changing North American supply and demand fundamentals and will create significant value for our customers by helping to close these differentials and enhancing refinery access to supply.”

Mr. Monaco noted that the design, construction and operation of its expansion projects will be guided by Enbridge’s commitment to industry leadership in safe, reliable and environmentally sustainable operational performance. “We’re committed to ensuring we build and operate our facilities safely, reliably and with respect for local communities and the environment. Importantly, our market access strategies utilize existing energy corridors and pipelines to the greatest extent possible so we will minimize disruption to the environment and lessen the industry’s footprint.”

Also announced in the fourth quarter was the Heidelberg Lateral Pipeline (Heidelberg), a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation (Anadarko), to an existing third-party pipeline system. Enbridge will build, own and operate the pipeline which is expected to be operational by 2016 at an approximate cost of US$0.1 billion. Construction of the pipeline is subject to finalization of definitive agreements and sanction of the development by Anadarko and its project co-owners.

In gas transportation, Enbridge continued to execute its Canadian midstream strategy through a midstream services relationship with Encana Corporation (Encana) to develop gas gathering and compression facilities in the Peace River Arch (PRA) region in northwestern Alberta. Enbridge has agreed to acquire from Encana certain sour gas gathering and compression facilities in the PRA region currently in service and under construction on terms consistent with the Company’s investment in the Cabin Gas Plant (Cabin). Enbridge is also working exclusively with Encana on facility scoping for further development of additional major midstream facilities in this region. This announcement followed the deferral of both the commissioning of Phase 1 and the construction of Phase 2 of Cabin in October 2012.

“This new opportunity establishes a broader footprint for Enbridge in the liquids rich and prolific Montney play complementing our existing interest in the Alliance Pipeline and Aux Sable NGL plant,” said Mr. Monaco. “We are pleased to be extending our midstream interests and look forward to working with producers and all stakeholders in this region.”

In green energy, Enbridge added to its renewable energy asset base with the securement of a 50% interest in the development of the 150-MW Massif du Sud Wind Project (Massif du Sud) in Quebec. The project went into service in January 2013.

“Enbridge continues to look for opportunities to expand our portfolio of renewable infrastructure in Canada and the United States,” said Mr. Monaco. “Enbridge today is Canada’s largest player in generating solar power and second largest in wind power. We see renewable energy playing an important role in our longer-term strategy of developing a more diversified asset base as we move towards a future energy economy with lower reliance on hydrocarbons.”

In December, Enbridge completed the transfer of a group of crude oil storage, wind and solar power assets at a price of $1.2 billion to the Fund. The Company also issued $400 million in preference shares.

“The drop down of assets to the Fund provided $0.8 billion of net funding for our large growth capital investment program, including further front end bolstering of our equity base,” said Mr. Monaco. “This funding complements the conventional capital markets funding that, for the year as a whole, totals approximately $6 billion and helps ensure ample liquidity to execute on our capital program.”

Looking ahead Mr. Monaco concluded, “Our positive results in 2012 reflect both our focus on operations and the disciplined execution of our growth strategy. Based on the number of opportunities we were able to secure over the course of the year, and the opportunities ahead of us, we have confidence that we will be able to maintain our industry leading growth through 2016 and well into the latter half of the decade,” concluded Mr. Monaco.

FOURTH QUARTER 2012 OVERVIEW

For more information on Enbridge’s growth projects, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

•                  On February 15, 2013, Enbridge announced it entered into an agreement with Energy Transfer on the terms for joint development of a project to provide access to the eastern Gulf Coast refinery market from the Patoka, Illinois hub. Subject to FERC approval, the project will involve the conversion from natural gas service of certain segments of pipeline that are currently in operation as part of the natural gas system of Trunkline Gas Company, LLC, a wholly owned subsidiary of Energy Transfer and Energy Transfer Equity, L.P. The converted pipeline is expected to have a capacity of up to 420,000 to 660,000 barrels per day (bpd), depending on crude slate and the level of subscriptions received in an open season, and is expected to be in service by early 2015. Enbridge and Energy Transfer would each own a 50% interest in the venture. Enbridge’s participation in the venture is subject to a minimum level of commitments being obtained in the open season and on completion of due diligence on the conversion cost. Depending on the level of commitments and finalization of scope and capital cost estimates, Enbridge expects to invest approximately US$1.2 billion to US$1.7 billion.

•                  On January 4, 2013, Enbridge announced a further expansion of the Canadian Mainline system between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba, at an estimated cost of $0.4 billion, along with an announcement to further expand the Lakehead System owned by EEP between Neche, North Dakota and Superior, Wisconsin, at an estimated cost of US$0.2 billion. Subject to regulatory approval, the expansion involves the addition of pumping horsepower sufficient to raise the capacity of both the Canadian Mainline and the Lakehead System by another 230,000 bpd. This expansion is expected to be in service in 2015. The announcement was in addition to the Company’s May 2012 announcement of a project to raise capacity on the same sections of the Canadian Mainline and the Lakehead System by 120,000 bpd at an approximate cost of $0.2 billion and US$0.2 billion, respectively, with an expected in-service of mid-2014.

•                  On December 20, 2012, Enbridge secured a 50% interest in the development of the 150-MW Massif du Sud wind project development, located 100 kilometres (60 miles) east of Quebec City, Quebec. Project construction was completed in December 2012 and commercial operation commenced in January 2013. Massif du Sud delivers energy to Hydro-Quebec under a 20-year power purchase agreement. The Company’s total investment in the project is approximately $0.2 billion.

•                  On December 6, 2012, Enbridge announced the $6.2 billion Light Oil Program to expand access to markets for growing light oil production from North Dakota and Canada. The Light Oil Program is a series of projects that will supplement the Company’s previously announced Eastern Access initiative and provide increased pipeline capacity on Enbridge’s North Dakota regional system; further expand capacity on the United States mainline system; and enhance Canadian mainline terminal capability. The Light Oil Program will provide access from the Enbridge system to attractive refinery markets in Ontario, Quebec and the United States midwest for an additional 400,000 bpd of light oil. The projects within the Light Oil Program are targeted to be available for service between 2014 to early 2016.

•                  In December 2012, the Company recorded an impairment charge of $166 million ($105 million after-tax) related to certain of its Offshore assets, predominantly located within the Stingray and Garden Banks corridors in the Gulf of Mexico. The Company had been pursuing alternative uses for these assets; however, due to changing competitive conditions in the fourth quarter of 2012, the Company concluded that such alternatives were no longer likely to proceed. In addition, unique to these assets is their significant reliance on natural gas production from shallow water areas of the Gulf of Mexico which have been challenged by macro-economic factors including prevalence of onshore shale gas production, hurricane disruptions, additional regulation and the low natural gas commodity price environment.

•                  On November 26, 2012, Enbridge announced it had entered into a joint venture to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania to deliver Bakken and other light sweet crude oil to Philadelphia area refineries. The Eddystone terminal will include leasing portions of a power generation facility and reconfiguring existing track to accommodate 120-car unit-trains, installing crude oil offloading equipment, refurbishing an existing 200,000 barrel tank and upgrading an existing barge loading facility. Subject to regulatory and other approvals, the project is expected to be placed into service by the end of 2013 to receive and deliver an initial capacity of 80,000 bpd, expandable to 160,000 bpd. The total estimated cost of the project is approximately US$68 million and Enbridge’s share of the project costs will be based upon its 75% joint venture interest.

•                  On November 22, 2012, the Company announced plans to proceed with an expansion of the Canadian Mainline system between Edmonton, Alberta and Hardisty, Alberta. The expansion project, with an estimated cost of approximately $1.8 billion, will include 181 kilometres (112 miles) of new 36-inch diameter pipeline, expected to generally follow the same route as Enbridge’s existing Line 4 pipeline, new terminal facilities at Edmonton which include five new 500,000 barrel tanks and connections into existing infrastructure at Hardisty Terminal. The initial capacity of the new line is expected to be approximately 570,000 bpd, with expansion potential to 800,000 bpd. Subject to regulatory approvals, the project is expected to be placed into service in 2015.

•                  On November 6, 2012, Enbridge announced it would build, own and operate a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko, to an existing third-party system. Heidelberg, which will be 20 inches in diameter and approximately 55 kilometres (34 miles) in length, will originate in Green Canyon Block 860, approximately 320 kilometres (200 miles) southwest of New Orleans, Louisiana and in an estimated 1,600 metres (5,300 feet) of water. Subject to regulatory and other approvals, as well as sanctioning of the development by Anadarko and its project co-owners, Heidelberg is expected to be operational by 2016, at an approximate cost of $0.1 billion.

•                  On October 25, 2012, Enbridge Income Fund Holdings Inc. (ENF) and the Fund announced they had entered into an agreement with Enbridge pursuant to which Enbridge would transfer five entities, which comprise crude oil storage in Alberta and renewable energy assets in Ontario, to the Fund. On December 10, 2012, ENF and the Fund finalized the acquisition of Hardisty Storage Caverns, Hardisty Contract Terminals, Greenwich Wind Energy Project (Greenwich) and Amherstburg and Tilbury solar projects for an aggregated price of approximately $1.2 billion.

•                  On October 22, 2012, the Company agreed, and subsequently in November 2012 completed, the acquisition from Encana of certain sour gas gathering and compression facilities. These facilities, which are either currently in service or under construction, are located in the PRA region of northwest Alberta. The project will be completed in phases with new gathering lines expected to be in service in late 2013, and with the new NGL handling facilities expected to be completed in the first quarter of 2014. Enbridge’s investment in the PRA Gas Development is expected to be approximately $0.3 billion. Enbridge is also working exclusively with Encana on facility scoping for development of additional major midstream facilities in the liquids-rich PRA region. This announcement followed the deferral of both the commissioning of Phase 1 and the construction of Phase 2 of Cabin in October 2012.

CONSOLIDATED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	136	203	726	505
Gas Distribution	127	(226)	207	(88)
Gas Pipelines, Processing and Energy Services	(52)	156	(478)	305
Sponsored Investments	71	89	282	269
Corporate	(136)	(63)	(127)	(171)
Earnings attributable to common shareholders	146	159	610	820
Earnings per common share	0.19	0.21	0.79	1.09
Diluted earnings per common share	0.18	0.21	0.78	1.08

Earnings attributable to common shareholders were $610 million, or $0.79 per common share, for the year ended December 31, 2012 compared with $820 million, or $1.09 per common share, for the year ended December 31, 2011. In total, the Company has delivered significant earnings growth from operations over the course of the last year, as discussed below in Adjusted Earnings; however, the positive impact of this growth was reduced by a number of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value and foreign exchange gains or losses. The Company has a comprehensive long-term economic hedging program to mitigate exposures to interest rate, foreign exchange and commodity price exposures. The unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings but the Company believes over the long-term it supports reliable cash flows and dividend growth.

Earnings for 2012 and 2011 were also negatively impacted by the impact of asset transfers between entities under common control of Enbridge. Intercompany gains realized as a result of these asset transfers for both years have been eliminated for accounting purposes; however, income taxes of $56 million and $98 million for the years ended December 31, 2012 and 2011, respectively, incurred on the related capital gains remain as charges to consolidated earnings.

Another significant item impacting the comparability of earnings year-over-year were costs and lost revenues, net of the related insurance recoveries, associated with the Lines 6A, 6B and Line 14 crude oil releases. Earnings for the years ended December 31, 2012 and 2011 included the Company’s after-tax share of EEP’s costs and lost revenues, before insurance recoveries and excluding fines and penalties, of $9 million and $33 million, respectively, related to these incidents. Insurance recoveries recorded for the years ended December 31, 2012 and 2011 were $24 million and $50 million after-tax net to Enbridge, respectively, related to the Line 6B crude oil release.

Earnings attributable to common shareholders for the three months ended December 31, 2012 were $146 million compared with $159 million for the three months ended December 31, 2011. Fourth quarter earnings drivers are largely consistent with year-to-date trends and continued to include changes in unrealized fair value derivative gains and losses. Aside from operating factors discussed in Adjusted Earnings, factors unique to the fourth quarter of 2012 included a $105 million after-tax asset impairment relating to Stingray and Garden Banks assets within Offshore, $56 million of income taxes on the intercompany gain on sale to the Fund not eliminated for accounting purposes and the favourable impact of a $63 million gain arising on recognition of a regulatory asset related to other postretirement benefits (OPEB) within EGD.

Earnings for the comparable fourth quarter of 2011 reflected the discontinuance of rate-regulated accounting at EGNB, which resulted in a write-off of certain regulatory balances totaling $262 million, after tax.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars, except per share amounts)
Liquids Pipelines	183	126	684	536
Gas Distribution	63	48	176	173
Gas Pipelines, Processing and Energy Services	37	41	154	163
Sponsored Investments	67	74	263	244
Corporate	(23)	(16)	(28)	(16)
Adjusted earnings[1]	327	273	1,249	1,100
Adjusted earnings per common share[1]	0.42	0.36	1.62	1.46

1                  Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see above.

Adjusted earnings for the year ended December 31, 2012 were $1,249 million, or $1.62 per common share, compared with $1,100 million, or $1.46 per common share, for the year ended December 31, 2011, an increase of 11% in adjusted earnings per common share. The increase in adjusted earnings over the prior year was predominantly attributable to strong operating performance from the Company’s Liquids Pipelines assets, as well as contributions from new assets placed into service. An increase in volumes most notably impacted adjusted earnings from mid-2011 onward when the CTS on the Canadian Mainline took effect. In 2012, the Company also began realizing earnings from its 50% interest in the Seaway Pipeline, which commenced southbound service from the United States midwest to the Gulf Coast in May 2012. The start-up of Seaway Pipeline also had a positive earnings impact on Spearhead Pipeline in 2012 as it also benefited from producers’ desire to move crude onward to Gulf Coast markets in order to capture attractive price differentials. In addition to the Seaway Pipeline, other new assets commencing operations and contributing to adjusted earnings growth included the Cedar Point Wind Energy Project (Cedar Point) in late 2011 and the Silver State North Solar Project (Silver State) in 2012. Areas of the Company’s operations which realized year-over-year declines in adjusted earnings included EEP due to declines in natural gas and NGL prices, as well as higher operating and administrative costs, specifically pipeline integrity costs, personnel costs and higher property taxes, and Energy Services where changing market conditions gave rise to fewer margin opportunities in crude oil and NGL marketing. Increased preference share dividends for the year ended December 31, 2012 also negatively impacted earnings due to the Company’s increased activity in the capital markets to prefund future growth projects.

Adjusted earnings were $327 million, or $0.42 per common share, for the three months ended December 31, 2012 compared with $273 million, or $0.36 per common share, for the three months ended December 31, 2011. The primary drivers of adjusted earnings growth period-over-period included strong volumes on the Company’s liquids pipelines assets both in Canada and the United States, including contributions from new assets such as the Seaway Pipeline, growth in the Company’s renewable energy portfolio and customer expansion at EGD. Partially offsetting these increases were lower adjusted earnings from Energy Services, where margin opportunities in liquids marketing remained tempered relative to the prior period and increased costs within Offshore.

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Canadian Mainline	117	72	432	336
Regional Oil Sands System	29	30	110	111
Southern Lights Pipeline	18	21	71	75
Seaway Pipeline	11	(3)	24	(3)
Spearhead Pipeline	7	3	37	17
Feeder Pipelines and Other	1	3	10	-
Adjusted earnings	183	126	684	536
Canadian Mainline - Line 9 tolling adjustment	-	-	6	10
Canadian Mainline - changes in unrealized derivative fair value gains/(loss)	(41)	86	42	(48)
Canadian Mainline - shipper dispute settlement	-	-	-	14
Regional Oil Sands System - prior period adjustment	(6)	-	(6)	-
Regional Oil Sands System - asset impairment write-off	-	(8)	-	(8)
Spearhead Pipeline - changes in unrealized derivative fair value gains	-	-	-	1
Feeder Pipelines and Other - changes in the unrealized derivative fair value loss	-	(1)	-	-
Earnings attributable to common shareholders	136	203	726	505

•                  Canadian Mainline earnings for the year ended December 31, 2012 reflected increased volumes and a higher Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll which, under the IJT, is impacted by changes in the Lakehead System Local Toll. An increase in operating and administrative costs, primarily due to higher employee related costs and higher leak remediation costs also impacted 2012 full year adjusted earnings.

•                  The 2012 full year and fourth quarter Regional Oil Sands System adjusted earnings reflected higher operating and administrative expense and higher depreciation expense, partially offset by higher shipped volumes and increased tolls on certain laterals and higher earnings from an annual escalation in storage and terminaling fees, than the prior year. Adjusted earnings for 2012 also included contributions from new regional infrastructure, the Woodland and Wood Buffalo pipelines, placed into service in the fourth quarter, although offset by earnings no longer being generated on assets sold to the Fund in December.

•                  Southern Lights Pipeline adjusted earnings reflected higher income tax expense which exceeded the deemed tax recovery in rates.

•                  Seaway Pipeline adjusted earnings for both the full year and fourth quarter of 2012 reflected preliminary service at an approximate capacity of 150,000 bpd which commenced in May 2012. Subsequent to year end, in January 2013, with further pump station additions and modifications, the reversal was completed, increasing capacity available to shippers to up to 400,000 bpd, depending on crude oil slate. Actual throughput experienced to date in 2013 has been curtailed due to constraints on third party takeaway facilities. A lateral from the Seaway Jones Creek tankage to the ECHO crude oil terminal in Houston, Texas should eliminate these constraints when it comes into service, expected in the fourth quarter of 2013. In the interim, the Seaway Pipeline is attempting to reduce these downstream constraints with other actions. The $3 million loss recognized for the year ended December 31, 2011 was related to early stage business development costs that were not eligible for capitalization.

•                  The 2012 full year and fourth quarter increase in Spearhead Pipeline adjusted earnings reflected higher volumes and tolls, partially offset by higher operating and administrative costs, including power and repairs and maintenance. Volumes significantly increased over 2011 due to higher commodity price differentials and increased demand at Cushing, Oklahoma in anticipation of additional capacity on the Seaway Pipeline for further transportation to the Gulf Coast.

•                  The increase in Feeder Pipelines and Other earnings for 2012 compared with 2011 reflected a higher contribution from Olympic Pipeline due to a tariff increase, higher volumes on Toledo Pipeline and increased terminaling fees. In 2011, earnings from Toledo Pipeline were negatively impacted by integrity work on Lines 6A and 6B of EEP’s Lakehead System. The decrease in adjusted earnings for the fourth quarter of 2012 reflected higher business development costs.

Liquids Pipelines earnings were impacted by the following adjusting items:

•                  Canadian Mainline earnings for 2012 and 2011 included Line 9 tolling adjustments related to services provided in prior periods.

•                  Canadian Mainline earnings for all periods reflected changes in unrealized fair value gains and losses on derivative financial instruments used to risk manage exposures inherent within the CTS, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Canadian Mainline earnings for 2011 included $14 million from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                  Regional Oil Sands System earnings for 2012 included a revenue recognition adjustment related to prior periods.

•                  Regional Oil Sands System earnings for 2011 included the write-off of development expenditures on certain project assets.

•                  Spearhead Pipeline earnings for 2011 included changes in unrealized fair value gains on derivative financial instruments used to manage exposures to allowance oil commodity prices.

•                  Feeder Pipelines and Other earnings for 2011 included changes in the unrealized fair value loss on derivative financial instruments used to manage exposures to allowance oil commodity prices.

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	56	38	149	135
Other Gas Distribution and Storage	7	10	27	38
Adjusted earnings	63	48	176	173
EGD - (warmer)/colder than normal weather	1	(12)	(23)	1
EGD - tax rate changes	-	-	(9)	-
EGD - recognition of regulatory asset	63	-	63	-
Other Gas Distribution and Storage - regulatory deferral write-off	-	(262)	-	(262)
Earnings/(loss) attributable to common shareholders	127	(226)	207	(88)

•                  The increase in EGD’s adjusted earnings was primarily due to customer growth, favourable rate variances and higher pipeline capacity optimization. This growth was partially offset by an increase in system integrity and safety-related costs and higher employee costs, as well as higher depreciation due to a higher in-service asset base.

•                  Other Gas Distribution and Storage adjusted earnings decreased for both the full year and fourth quarter of 2012 primarily due to the change in rate setting methodology applicable to EGNB enacted in 2012. Effective January 1, 2012, the discontinuance of rate-regulated accounting at EGNB resulted in earnings subject to increased variability, including quarterly seasonality, as there was no further accumulation of the regulatory deferral account. Earnings for 2012 were impacted by lower volume due to a decrease in demand for natural gas, which was the result of a warmer than normal winter.

Gas Distribution earnings were impacted by the following adjusting items:

•                  EGD earnings were adjusted to reflect the impact of weather.

•                  Earnings from EGD for 2012 reflected the impact of unfavourable tax rate changes on deferred income tax liabilities.

•                  EGD earnings for 2012 included the recognition of a regulatory asset related to recovery of OPEB costs pursuant to an Ontario Energy Board rate order.

•                  Other Gas Distribution and Storage earnings for 2011 reflected the discontinuation of rate-regulated accounting for EGNB and the related write-off of a deferred regulatory asset and certain capitalized operating costs, net of tax.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Aux Sable	21	19	68	55
Energy Services	9	13	40	56
Alliance Pipeline US	6	7	24	26
Vector Pipeline	4	5	16	18
Enbridge Offshore Pipelines (Offshore)	(3)	(2)	(3)	(7)
Other	-	(1)	9	15
Adjusted earnings	37	41	154	163
Aux Sable - changes in unrealized derivative fair value gains/(loss)	(5)	(4)	10	(7)
Energy Services - changes in unrealized derivative fair value gains/(loss)	21	95	(537)	125
Offshore - asset impairment loss	(105)	-	(105)	-
Other - changes in unrealized derivative fair value gains	-	24	-	24
Earnings/(loss) attributable to common shareholders	(52)	156	(478)	305

•                  Aux Sable adjusted earnings increased, in both the full year and the fourth quarter of 2012, primarily due to higher realized fractionation margins. A full year of earnings contributions from the Prairie Rose Pipeline and the Palermo Conditioning Plant acquired in July 2011 also contributed to increased adjusted earnings for the full year.

•                  The decrease in Energy Services adjusted earnings was primarily due to changing market conditions which gave rise to fewer margin opportunities in crude oil and NGL marketing.

•                  Offshore realized a second year of consecutive losses due to weak volumes from delayed drilling programs and more scheduled production outages by producers in the Gulf of Mexico. The decrease in loss year-over-year resulted from a higher transportation rate for volumes shipped on the Stingray Pipeline System, a reduction in interest expense and a $2 million favourable impact related to the reversal of a shipper reserve pertaining to a rate case from 2011. The increase in adjusted loss for the fourth quarter of 2012 reflected increased pipeline integrity and insurance costs.

•                  The decrease in Other adjusted earnings was primarily due to the sale of Ontario Wind, Sarnia Solar and Talbot Wind energy projects to the Fund in October 2011, followed by the sale of Greenwich and Amherstburg and Tilbury solar projects to the Fund in December 2012. Higher business development costs also contributed to the decrease in adjusted earnings. Partially offsetting this increase was the contributions from Cedar Point and Greenwich, which were commissioned in late 2011, and the new Silver State project which was commissioned in early 2012.

Gas Pipelines, Processing and Energy Services earnings were impacted by the following adjusting items:

•                  Aux Sable earnings for each period reflected changes in the fair value of unrealized derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions. A gain or loss on such a financial derivative corresponds to a similar but opposite loss or gain on the value of the underlying physical transaction which is expected to be realized in the future when the physical transaction settles. Unlike the change in the value of the financial derivative, the loss or gain on the value of the underlying physical transaction is not recorded for financial statement purposes until the periods in which it is realized.

•                  Offshore earnings for 2012 were impacted by an asset impairment loss related to certain of its assets, predominantly located within the Stingray and Garden Banks corridors.

•                  Other earnings for 2011 reflected changes in the fair value of unrealized derivative financial instruments.

SPONSORED INVESTMENTS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	32	45	141	151
Enbridge Energy, Limited Partnership (EELP) - Alberta Clipper US	6	10	38	42
Enbridge Income Fund (the Fund)	29	19	84	51
Adjusted earnings	67	74	263	244
EEP - leak insurance recoveries	-	29	24	50
EEP - leak remediation costs and lost revenue	-	(6)	(9)	(33)
EEP - changes in unrealized derivative fair value gains/(loss)	(3)	(5)	(2)	3
EEP - NGL trucking and marketing investigation costs	-	(3)	(1)	(3)
EEP - prior period adjustment	7	-	7	-
EEP - shipper dispute settlement	-	-	-	8
EEP - lawsuit settlement	-	-	-	1
EEP - impact of unusual weather conditions	-	-	-	(1)
Earnings attributable to common shareholders	71	89	282	269

•                  Adjusted earnings from EEP for 2012 included higher general partner incentive income and strong results from the liquids business primarily due to higher average delivery volumes and increased tolls on all major liquids systems, as well as contributions from storage terminal and other facilities that were placed into service during 2012. Earnings from the natural gas business decreased as a result of lower natural gas and NGL prices. Earnings were also negatively impacted by an increase in operating and administrative costs, specifically pipeline integrity costs, personnel costs and higher property taxes.

•                  Earnings from EELP - Alberta Clipper US decreased due to a reduction in rates which took effect April 1, 2012.

•                  Increased earnings from the Fund reflected a full year of earnings from the Ontario Wind, Sarnia Solar and Talbot Wind energy projects acquired from a wholly-owned subsidiary of Enbridge in October 2011. Earnings also reflected the December 2012 transfer of Hardisty Storage Caverns, Hardisty Contract Terminals, Greenwich and Amherstburg and Tilbury solar projects. Partially offsetting the earnings contributions were increased interest costs, higher business development expense and non-cash deferred income taxes.

Sponsored Investments earnings were impacted by the following adjusting items:

•                  Earnings from EEP included insurance recoveries associated with the Line 6B crude oil release.

•                  Earnings from EEP for each period included a charge related to estimated costs, before insurance recoveries, associated with the Lines 6A, 6B and Line 14 crude oil releases.

•                  Earnings from EEP included changes in the unrealized fair value on derivative financial instruments in each period.

•                  EEP earnings reflected charges for legal and accounting costs associated with an investigation at a NGL trucking and marketing subsidiary, which was concluded in the first quarter of 2012.

•                  EEP earnings for 2012 reflected a non-recurring out-of-period adjustment.

•                  EEP earnings for 2011 included proceeds from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                  EEP earnings for 2011 included proceeds related to the settlement of a lawsuit during the first quarter of 2011.

•                  EEP earnings for 2011 included an unfavourable effect related to decreased volumes due to uncharacteristically cold weather in February 2011 that disrupted normal operations of its natural gas systems.

CORPORATE

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Noverco Inc. (Noverco)	8	10	27	24
Other Corporate	(31)	(26)	(55)	(40)
Adjusted loss	(23)	(16)	(28)	(16)
Noverco - equity earnings adjustment	-	-	(12)	-
Noverco - changes in unrealized derivative fair value gains/(loss)	1	-	(10)	-
Other Corporate - changes in unrealized derivative fair value gains/(loss)	(54)	45	(22)	(87)
Other Corporate - foreign tax recovery	-	-	29	-
Other Corporate - unrealized foreign exchange gains/ (loss) on translation of intercompany balances, net	-	1	(17)	24
Other Corporate - impact of tax rate changes	(4)	5	(11)	6
Other Corporate - tax on intercompany gain on sale	(56)	(98)	(56)	(98)
Loss attributable to common shareholders	(136)	(63)	(127)	(171)

•                  Noverco adjusted earnings reflected contributions from the Company’s increased preferred share investment and Noverco’s underlying gas distribution investments. The decrease in adjusted earnings in the fourth quarter of 2012 reflected warmer than normal weather which impacted Noverco’s underlying gas distribution operations.

•                  Although net Corporate segment financing costs decreased in 2012 compared with 2011, this decrease was more than offset by increased preference share dividends and higher personnel costs.

Corporate costs were impacted by the following adjusting items:

•                  Earnings from Noverco for 2012 included an unfavourable equity earnings adjustment related to prior periods.

•                  Earnings from Noverco for 2012 included changes in the unrealized fair value of derivative financial instruments.

•                  Loss for each period included changes in the unrealized fair value gains and losses on derivative financial instruments related to forward foreign exchange risk management positions.

•                  Loss for 2012 was impacted by taxes related to a historical foreign investment.

•                  Loss included net unrealized foreign exchange gains and losses on the translation of foreign-denominated intercompany balances.

•                  Loss for each period reflected tax rate changes.

•                  Loss for each period was impacted by tax on an intercompany gain on sale.

NON-GAAP RECONCILIATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Earnings attributable to common shareholders	146	159	610	820
Adjusting items:
Liquids Pipelines
Canadian Mainline - Line 9 tolling adjustment	-	-	(6)	(10)
Canadian Mainline - changes in unrealized derivative fair value (gains)/loss	41	(86)	(42)	48
Canadian Mainline - shipper dispute settlement	-	-	-	(14)
Regional Oil Sands System - prior period adjustment	6	-	6	-
Regional Oil Sands System - asset impairment write-off	-	8	-	8
Spearhead Pipeline - changes in unrealized derivative fair value gains	-	-	-	(1)
Feeder Pipelines and Other - changes in the unrealized derivative fair value loss	-	1	-	-
Gas Distribution
EGD - warmer/(colder) than normal weather	(1)	12	23	(1)
EGD - tax rate changes	-	-	9	-
EGD - recognition of regulatory asset	(63)	-	(63)	-
Other Gas Distribution and Storage - regulatory deferral write-off	-	262	-	262
Gas Pipelines, Processing and Energy Services
Aux Sable - changes in unrealized derivative fair value (gains)/loss	5	4	(10)	7
Energy Services - changes in unrealized derivative fair value (gains)/loss	(21)	(95)	537	(125)
Offshore - asset impairment loss	105	-	105	-
Other - changes in unrealized derivative fair value gains	-	(24)	-	(24)
Sponsored Investments
EEP - leak insurance recoveries	-	(29)	(24)	(50)
EEP - leak remediation costs and lost revenue	-	6	9	33
EEP - changes in unrealized derivative fair value (gains)/loss	3	5	2	(3)
EEP - NGL trucking and marketing investigation costs	-	3	1	3
EEP - prior period adjustment	(7)	-	(7)	-
EEP - shipper dispute settlement	-	-	-	(8)
EEP - lawsuit settlement	-	-	-	(1)
EEP - impact of unusual weather conditions	-	-	-	1
Corporate
Noverco - equity earnings adjustment	-	-	12	-
Noverco - changes in unrealized derivative fair value (gains)/loss	(1)	-	10	-
Other Corporate - changes in unrealized derivative fair value (gains)/loss	54	(45)	22	87
Other Corporate - foreign tax recovery	-	-	(29)	-
Other Corporate - unrealized foreign exchange (gains)/loss on translation of intercompany balances, net	-	(1)	17	(24)
Other Corporate - impact of tax rate changes	4	(5)	11	(6)
Other Corporate - tax on intercompany gain on sale	56	98	56	98
Adjusted earnings	327	273	1,249	1,100

CONFERENCE CALL

Enbridge will hold a conference call on Friday, February 15, 2013 at 9 a.m. Eastern Time (7 a.m. Mountain Time) to discuss the 2012 annual results. Analysts, members of the media and other interested parties can access the call toll-free at 1-888-771-4371 from within North America and outside North America at 1-847-585-4405 using the access code 34177918. The call will be audio webcast live at www.enbridge.com/InvestorRelations.aspx. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 34177918) until February 22, 2013.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,300 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index and is also a constituent of the 2012/2013 FTS4Good Index Series. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, NGL and green energy; prices of crude oil, natural gas, NGL and green energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and green energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services.

Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:
Media	Investment Community
Jennifer Varey	Jody Balko
(403) 508-6563 or Toll Free: 1-888-992-0887	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

HIGHLIGHTS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	136	203	726	505
Gas Distribution	127	(226)	207	(88)
Gas Pipelines, Processing and Energy Services	(52)	156	(478)	305
Sponsored Investments	71	89	282	269
Corporate	(136)	(63)	(127)	(171)
	146	159	610	820
Earnings per common share	0.19	0.21	0.79	1.09
Diluted earnings per common share	0.18	0.21	0.78	1.08
Adjusted earnings[1]
Liquids Pipelines	183	126	684	536
Gas Distribution	63	48	176	173
Gas Pipelines, Processing and Energy Services	37	41	154	163
Sponsored Investments	67	74	263	244
Corporate	(23)	(16)	(28)	(16)
	327	273	1,249	1,100
Adjusted earnings per common share[1]	0.42	0.36	1.62	1.46
Cash flow data
Cash provided by operating activities	502	823	2,874	3,371
Cash used in investing activities	(2,182)	(2,676)	(6,204)	(5,079)
Cash provided by financing activities	1,725	1,435	4,395	2,030
Dividends
Common share dividends declared	227	190	895	759
Dividends paid per common share	0.2825	0.2450	1.13	0.98
Shares outstanding (millions)
Weighted average common shares outstanding	783	753	772	751
Diluted weighted average common shares outstanding	795	765	785	761
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[2]	1,622	1,594	1,646	1,554
Regional Oil Sands System[3]	477	354	414	334
Spearhead Pipeline	133	54	151	82
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	123	115	395	426
Number of active customers (thousands)[4]	2,032	1,997	2,032	1,997
Heating degree days[5]
Actual	1,205	1,091	3,194	3,597
Forecast based on normal weather	1,204	1,223	3,532	3,602
Gas Pipelines, Processing and Energy Services
Average throughput volume (millions of cubic feet per day)
Alliance Pipeline US	1,561	1,562	1,553	1,564
Vector Pipeline	1,575	1,600	1,534	1,525
Enbridge Offshore Pipelines	1,547	1,390	1,540	1,595

1           Adjusted earnings represent earnings attributable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

2           Canadian Mainline includes deliveries ex-Gretna, Manitoba, which is made up of United States and eastern Canada deliveries originating from western Canada.

3           Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

4           Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

5           Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	5,111	5,195	19,101	20,611
Gas distribution sales	585	568	1,910	1,906
Transportation and other services	1,477	1,546	4,295	4,536
	7,173	7,309	25,306	27,053
Expenses
Commodity costs	5,130	5,029	18,566	19,864
Gas distribution costs	441	451	1,220	1,281
Operating and administrative	853	725	2,890	2,281
Depreciation and amortization	323	289	1,206	1,112
Environmental costs, net of recoveries	18	(162)	(88)	(116)
	6,765	6,332	23,794	24,422
	408	977	1,512	2,631
Income from equity investments	56	70	160	210
Other income	38	109	240	117
Interest expense	(211)	(240)	(841)	(928)
	291	916	1,071	2,030
Income taxes	(114)	(303)	(128)	(526)
Earnings before extraordinary loss	177	613	943	1,504
Extraordinary loss, net of tax	-	(262)	-	(262)
Earnings	177	351	943	1,242
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	5	(184)	(228)	(409)
Earnings attributable to Enbridge Inc.	182	167	715	833
Preference share dividends	(36)	(8)	(105)	(13)
Earnings attributable to Enbridge Inc. common shareholders	146	159	610	820

Earnings attributable to Enbridge Inc. common shareholders
Earnings before extraordinary loss	146	421	610	1,082
Extraordinary loss, net of tax	-	(262)	-	(262)
	146	159	610	820

Earnings per common share attributable to Enbridge Inc. common shareholders
Earnings before extraordinary loss	0.19	0.56	0.79	1.44
Extraordinary loss, net of tax	-	(0.35)	-	(0.35)
	0.19	0.21	0.79	1.09

Diluted earnings per common share attributable to Enbridge Inc. common shareholders
Earnings before extraordinary loss	0.18	0.55	0.78	1.42
Extraordinary loss, net of tax	-	(0.34)	-	(0.34)
	0.18	0.21	0.78	1.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Earnings	177	351	943	1,242
Other comprehensive income/(loss), net of tax
Change in unrealized gain/(loss) on cash flow hedges	48	(230)	(176)	(582)
Change in unrealized gain/(loss) on net investment hedges	(15)	43	13	(19)
Other comprehensive income/(loss) from equity investees	(1)	(15)	2	(17)
Reclassification to earnings of realized cash flow hedges	(10)	29	7	14
Reclassification to earnings of unrealized cash flow hedges	18	18	20	12
Reclassification to earnings of pension plans and other postretirement benefits amortization amounts	4	13	18	21
Actuarial loss on pension plans and other postretirement benefits	(56)	(165)	(56)	(165)
Change in foreign currency translation adjustment	103	(154)	(159)	151
Other comprehensive income/(loss)	91	(461)	(331)	(585)
Comprehensive income/(loss)	268	(110)	612	657
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(56)	(82)	(164)	(329)
Comprehensive income/(loss) attributable to Enbridge Inc.	212	(192)	448	328
Preference share dividends	(36)	(8)	(105)	(13)
Comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	176	(200)	343	315

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31,	2012	2011
(unaudited; millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	1,056	125
Preference shares issued	2,651	931
Balance at end of year	3,707	1,056
Common shares
Balance at beginning of year	3,969	3,683
Common shares issued	388	-
Dividend reinvestment and share purchase plan	297	229
Shares issued on exercise of stock options	78	57
Balance at end of year	4,732	3,969
Additional paid-in capital
Balance at beginning of year	242	131
Stock-based compensation	26	18
Options exercised	(17)	(7)
Issuance of treasury stock	236	-
Dilution gains and other	35	100
Balance at end of year	522	242
Retained earnings
Balance at beginning of year	3,926	3,993
Earnings attributable to Enbridge Inc.	715	833
Preference share dividends	(105)	(13)
Common share dividends declared	(895)	(759)
Dividends paid to reciprocal shareholder	20	25
Redemption value adjustment to redeemable noncontrolling interests	(197)	(153)
Balance at end of year	3,464	3,926
Accumulated other comprehensive loss
Balance at beginning of year	(1,532)	(1,027)
Other comprehensive loss attributable to Enbridge Inc. common shareholders	(267)	(505)
Balance at end of year	(1,799)	(1,532)
Reciprocal shareholding
Balance at beginning of year	(187)	(154)
Issuance of treasury stock	61	-
Acquisition of equity investment	-	(33)
Balance at end of year	(126)	(187)
Total Enbridge Inc. shareholders’ equity	10,500	7,474
Noncontrolling interests
Balance at beginning of year	3,141	2,424
Earnings attributable to noncontrolling interests	241	416
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized loss on cash flow hedges	(39)	(84)
Change in foreign currency translation adjustment	(60)	66
Reclassification to earnings of realized cash flow hedges	23	(63)
Reclassification to earnings of unrealized cash flow hedges	13	4
	(63)	(77)
Comprehensive income attributable to noncontrolling interests	178	339
Distributions	(421)	(355)
Contributions	382	735
Dilution gains	6	22
Acquisitions	(25)	(27)
Other	(3)	3
Balance at end of year	3,258	3,141
Total equity	13,758	10,615

Dividends paid per common share	1.13	0.98

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
(unaudited; millions of Canadian dollars)
Operating activities
Earnings	177	351	943	1,242
Depreciation and amortization	323	289	1,206	1,112
Deferred income taxes (recovery)/expense	19	171	(40)	368
Changes in unrealized (gain)/loss on derivativeinstruments, net	(83)	(331)	665	(73)
Cash distributions in excess of equity earnings	39	27	474	125
Regulatory asset write-off	-	262	-	262
Asset impairment	166	11	166	11
Allowance for equity funds used during construction	-	(3)	(1)	(3)
Other	67	6	110	14
Changes in regulatory assets and liabilities	5	3	37	28
Changes in environmental liabilities, net of recoveries	20	(15)	(26)	(118)
Changes in operating assets and liabilities	(231)	52	(660)	403
	502	823	2,874	3,371
Investing activities
Additions to property, plant and equipment	(1,932)	(1,348)	(5,468)	(3,508)
Long-term investments	(200)	(1,221)	(531)	(1,515)
Additions to intangible assets	(33)	(115)	(163)	(154)
Acquisitions, net of cash acquired	(119)	(5)	(340)	(33)
Affiliate loans, net	4	(3)	8	7
Proceeds on sale of investments and net assets	18	-	18	-
Government grant	-	145	-	145
Changes in restricted cash	7	(3)	(2)	(2)
Changes in construction payable	73	(126)	274	(19)
	(2,182)	(2,676)	(6,204)	(5,079)
Financing activities
Net change in bank indebtedness and short-term borrowings	127	24	412	224
Net change in commercial paper and credit facility draws	398	416	(294)	(630)
Net change in Southern Lights project financing	-	(12)	(13)	(62)
Debenture and term note issues	1,200	375	2,199	1,604
Debenture and term note repayments	(193)	(83)	(349)	(234)
Repayment of acquired debt	(160)	-	(160)	-
Contributions from noncontrolling interests	7	291	448	873
Distributions to noncontrolling interests	(116)	(83)	(421)	(355)
Contributions from redeemable noncontrolling interests	213	210	213	210
Distributions to redeemable noncontrolling interests	(14)	(13)	(49)	(35)
Preference shares issued	389	438	2,634	926
Common shares issued	46	17	465	46
Preference share dividends	(30)	(2)	(93)	(7)
Common share dividends	(142)	(143)	(597)	(530)
	1,725	1,435	4,395	2,030
Effect of translation of foreign denominated cash and cash equivalents	5	(15)	(12)	25
Increase/(decrease) in cash and cash equivalents	50	(433)	1,053	347
Cash and cash equivalents at beginning of year	1,726	1,156	723	376
Cash and cash equivalents at end of year	1,776	723	1,776	723

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2012	2011
(unaudited; millions of Canadian dollars)
Assets
Current assets
Cash and cash equivalents	1,776	723
Restricted cash	19	17
Accounts receivable and other	4,014	4,029
Accounts receivable from affiliates	12	55
Inventory	779	823
	6,600	5,647
Property, plant and equipment, net	33,318	29,074
Long-term investments	3,386	3,081
Deferred amounts and other assets	2,622	2,500
Intangible assets, net	817	711
Goodwill	419	440
Deferred income taxes	10	41
	47,172	41,494
Liabilities and equity
Current liabilities
Bank indebtedness	479	102
Short-term borrowings	583	548
Accounts payable and other	5,052	4,753
Accounts payable to affiliates	-	48
Interest payable	196	185
Environmental liabilities	107	175
Current maturities of long-term debt	652	354
	7,069	6,165
Long-term debt	20,203	19,251
Other long-term liabilities	2,541	2,208
Deferred income taxes	2,601	2,615
	32,414	30,239
Redeemable noncontrolling interests	1,000	640
Equity
Share capital
Preference shares	3,707	1,056
Common shares	4,732	3,969
Additional paid-in capital	522	242
Retained earnings	3,464	3,926
Accumulated other comprehensive loss	(1,799)	(1,532)
Reciprocal shareholding	(126)	(187)
Total Enbridge Inc. shareholders’ equity	10,500	7,474
Noncontrolling interests	3,258	3,141
	13,758	10,615
	47,172	41,494

SEGMENTED INFORMATION

Three months ended December 31, 2012	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	581	780	4,032	1,780	-	7,173
Commodity and gas distribution costs	-	(441)	(3,936)	(1,194)	-	(5,571)
Operating and administrative	(229)	(139)	(176)	(281)	(28)	(853)
Depreciation and amortization	(105)	(87)	(12)	(114)	(5)	(323)
Environmental costs, net of recoveries	-	-	-	(18)	-	(18)
	247	113	(92)	173	(33)	408
Income/(loss) from equity investments	20	-	26	13	(3)	56
Other income/(expense)	(32)	87	1	13	(31)	38
Interest income/(expense)	(57)	(42)	(18)	(106)	12	(211)
Income taxes recovery/(expense)	(41)	(31)	31	(28)	(45)	(114)
Earnings/(loss)	137	127	(52)	65	(100)	177
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	6	-	5
Preference share dividends	-	-	-	-	(36)	(36)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	136	127	(52)	71	(136)	146
Additions to property, plant and equipment[1]	806	137	286	672	31	1,932
Total assets	15,327	7,416	5,145	15,741	3,954	47,583

Three months ended December 31, 2011	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	659	771	3,692	2,187	-	7,309
Commodity and gas distribution costs	-	(451)	(3,439)	(1,590)	-	(5,480)
Operating and administrative	(258)	(151)	(41)	(252)	(23)	(725)
Depreciation and amortization	(82)	(81)	(15)	(106)	(5)	(289)
Environmental costs, net of recoveries	-	-	-	162	-	162
	319	88	197	401	(28)	977
Income from equity investments	2	-	54	14	-	70
Other income/(expense)	6	(3)	10	14	82	109
Interest expense	(64)	(41)	(13)	(100)	(22)	(240)
Income taxes expense	(59)	(8)	(92)	(57)	(87)	(303)
Earnings/(loss) before extraordinary loss	204	36	156	272	(55)	613
Extraordinary loss, net of tax	-	(262)	-	-	-	(262)
Earnings/(loss)	204	(226)	156	272	(55)	351
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(183)	-	(184)
Preference share dividends	-	-	-	-	(8)	(8)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	203	(226)	156	89	(63)	159
Additions to property, plant and equipment[1]	287	177	540	324	21	1,349
Total assets	12,348	7,189	4,468	13,492	3,997	41,494

Year ended December 31, 2012	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	2,452	2,438	13,745	6,671	-	25,306
Commodity and gas distribution costs	-	(1,220)	(14,283)	(4,283)	-	(19,786)
Operating and administrative	(943)	(528)	(289)	(1,076)	(54)	(2,890)
Depreciation and amortization	(363)	(336)	(62)	(431)	(14)	(1,206)
Environmental costs, net of recoveries	-	-	-	88	-	88
	1,146	354	(889)	969	(68)	1,512
Income/(loss) from equity investments	46	-	108	53	(47)	160
Other income/(expense)	(7)	83	30	49	85	240
Interest income/(expense)	(250)	(164)	(51)	(397)	21	(841)
Income taxes recovery/(expense)	(205)	(66)	325	(169)	(13)	(128)
Earnings/(loss)	730	207	(477)	505	(22)	943
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(4)	-	(1)	(223)	-	(228)
Preference share dividends	-	-	-	-	(105)	(105)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	726	207	(478)	282	(127)	610
Additions to property, plant and equipment[1]	2,092	438	837	1,993	109	5,469
Total assets	15,252	7,416	5,119	15,780	3,605	47,172

Year ended December 31, 2011	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate	Consolidated
(unaudited; millions of Canadian dollars)
Revenues	1,942	2,516	13,599	8,996	-	27,053
Commodity and gas distribution costs	-	(1,282)	(13,051)	(6,812)	-	(21,145)
Operating and administrative	(752)	(508)	(138)	(847)	(36)	(2,281)
Depreciation and amortization	(322)	(320)	(75)	(383)	(12)	(1,112)
Environmental costs, net of recoveries	-	-	-	116	-	116
	868	406	335	1,070	(48)	2,631
Income/(loss) from equity investments	5	-	153	57	(5)	210
Other income/(expense)	31	(12)	40	68	(10)	117
Interest expense	(256)	(166)	(56)	(350)	(100)	(928)
Income taxes recovery/(expense)	(140)	(54)	(166)	(171)	5	(526)
Earnings/(loss) before extraordinary loss	508	174	306	674	(158)	1,504
Extraordinary loss, net of tax	-	(262)	-	-	-	(262)
Earnings/(loss)	508	(88)	306	674	(158)	1,242
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(3)	-	(1)	(405)	-	(409)
Preference share dividends	-	-	-	-	(13)	(13)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	505	(88)	305	269	(171)	820
Additions to property, plant and equipment[1]	958	483	850	1,187	33	3,511
Total assets	12,348	7,189	4,468	13,492	3,997	41,494

1            Includes allowance for equity funds used during construction.